D E V I S S E R G R A Y L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

April 25, 2007

Alberta Securities Commission 4th Floor 300 - 5th Avenue SW Calgary, Alberta T2P 3C4 Attention: Statutory Filings	British Columbia Securities Commission 900 - 701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, British Columbia V7Y 1L2 Attention: Statutory Filings
Manitoba Securities Commission 500-400 St. Mary Avenue Winnipeg MB R3C 4K5

Dear Sirs:

Re:    Black Mountain Capital Corporation (“the Company”)
  National Instrument 51-102 - Continuous Disclosure Obligations
  Change of Auditor of a Reporting Issuer

We have reviewed the Notice of Change of Auditor prepared by the Company on April 25, 2007. In reference to the Notice of Change of Auditor we wish to advise the relevant securities commission that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, that we agree with each of the statements contained therein that pertains to this firm.

Yours very truly,

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS